02012281

P.E. 1/1/02

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

RECEIVED JAN 30 2002

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITY EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY, 2002

HILAN TECH LTD.
(Translation of Registrant's name into English)

Hilan House
12 Hamasger Street
Tel-Aviv, Israel 67776
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934).

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82)

Information contained in this Form 6-K

One Immediate Report filed in Israel on January 24, 2002.

PROCESSED
FEB 20 2002
THOMSON
FINANCIAL

On January 24, 2002, the Company reported that, due to the low trade volume of the Company's shares and the relatively low number of the shareholders resident in the United States, in order to save the costs relating to complying with the reporting and disclosure requirements under United States law, the Board of Directors have resolved to commence procedures for the termination of the registration of the Company's shares under the Securities Exchange Act of 1934, as amended.

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
99.1	Report dated January 24, 2002, reporting that the Board of Directors have resolved to commence procedures for the termination of the registration of the Company's shares under the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hilan Tech Ltd.

By: ______________________
Zvi Bar-Nes Nissensohn
Chief Executive Officer

Dated: January 29, 2002

Exhibit 99.1

To:

The Securities Authority Registrar	The Tel-Aviv Stock Exchange	The Companies
22 Kanfey Nesharim St. Jerusalem 95461 Fax: 026513940	5 Ahad Ha'am St. Tel-Aviv 65543 Fax: 035160630	97 Yafo St. Jerusalem 91007

Re: Immediate Report

January 24, 2002

Dear Sir/Madam,

Hilan Tech Ltd. (the "Company") hereby informs you that due to the low trade volume of the Company's shares which are quoted on the NQB Pink Sheets and the relatively low number of the shareholders resident in the United States, the Board of Directors of the Company has resolved, in order to save the costs relating to the compliance with the reporting and disclosure requirements under United States law, to commence procedures for the termination of the registration of the Company's shares under the Securities Exchange Act of 1934, as amended.

If this procedure for the termination of registration in the United States shall be completed, the Company shall cease to provide reports to the United States public under the Securities Exchange Act of 1934, as amended. The Company's securities shall continue to be publicly traded in the Tel-Aviv Stock Exchange.

Hilan Tech Ltd.
By: Avi Baum – Chief Business Officer

Faxed:
To the Securities Authority at 09:00
To the Exchange at 09:05